November 29, 2022

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Suying Li

Rufus Decker

Re:	Endeavor Group Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 16, 2022

File No. 001-40373

To the addressees set forth above:

This letter sets forth the response of Endeavor Group Holdings, Inc. (the “Company,” “EGH”, “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 17, 2022 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission on March 16, 2022 (“Form 10-K”).

For your convenience, we have reproduced the comments of the Staff exactly as given in the Comment Letter in bold and italics below followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 45

1.

Please tell us why you exclude the “net loss attributable to Endeavor Operating Company, LLC prior to the reorganization transactions” line item in the adjusted net income reconciliation for 2021, when your other non-GAAP adjustments appear to represent your performance for the entire 2021 period. Also, tell us why this line item is treated differently in your adjusted net income reconciliations for 2020 and 2019.

Response: Our Adjusted net income (“ANI”) reconciliation table begins with the full year’s results for all periods presented. Endeavor Operating Company, LLC (“EOC”) is the predecessor of the Company for the periods prior to May 1, 2021, and EGH became the financial reporting entity following our May 2021 initial public offering (the “IPO”) and the Related Transactions (as defined in Form 10-K) (the “Reorganization”). For fiscal 2021, our presentation of ANI of $285,067 is intended to be the adjusted equivalent of the Net loss attributable to EGH of $296,625 that is presented on our Consolidated Statement of Operations, the most directly comparable financial measure calculated in accordance with generally accepted accounting principles. As noted on our Consolidated Statement of Operations and in Note 15, “Earnings per Share” in our consolidated financial statements, the Net loss attributable to EGH is applicable only for the period from May 1, 2021 through December 31, 2021, which is the period following the Reorganization. As such, for fiscal 2021, this requires the removal of the Net loss attributable to EOC, the predecessor entity.

Securities and Exchange Commission

November 29, 2022

The adjustments to arrive at the 2021 ANI are presented for the full year ended December 31, 2021 so as not to confuse the reader when comparing these amounts reflected elsewhere within our consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) or as presented in the Adjusted EBITDA reconciliation table directly above the ANI reconciliation table. As such, the ANI reconciliation table adjusts for the full Net loss attributable to EOC prior to the Reorganization to arrive at Net loss attributable to EGH. Each of the adjustments to Net loss attributable to EGH to arrive at ANI are presented for the full year ended December 31, 2021, but then the adjustments related to the four-month period prior to the Reorganization, as well as the share of adjustments related to the non-controlling interests following the Reorganization, are reversed in the line item “Adjustments allocated to non-controlling interests.”

In future filings, we will revise footnote 12 (or the applicable footnote and, as applicable, the reporting period referenced therein) to the non-GAAP measures’ tables to read as follows:

(12) For 2021, reflects the adjustments attributable to all of Endeavor Operating Company for the four months prior to the IPO and associated reorganization transactions; and for the period subsequent to the IPO and associated reorganization transactions, reflects the share of adjustments attributable to the non-controlling interests of certain former members of Endeavor Operating Company who retain ownership interest in Endeavor Manager and Endeavor Operating Company. For 2020 and 2019, reflects the share of adjustments attributable to the non-controlling interests in UFC.

In regard to the second part of the Staff’s comment, given that EOC is the predecessor of the Company prior to the Reorganization, eliminating Net loss attributable to EOC for 2020 and 2019, as we did in 2021, would eliminate all of the results of the Company for the respective periods. In order to clarify ANI in connection with 2020 and 2019, we will revise the definition of ANI in the preamble to the Non-GAAP Financial Measures section of MD&A in future filings to read as follows:

Adjusted Net Income is a non-GAAP financial measure and for 2021, is defined as net income (loss) attributable to Endeavor Group Holdings since the IPO and related reorganization transactions adjusted to exclude our share (excluding those related to certain non-controlling interests) of the adjustments used to calculate Adjusted EBITDA, other than income taxes, net interest expense and depreciation, on an after-tax basis, the release of tax valuation allowances and other tax items. Adjusted Net Income for 2020 and 2019 is defined as net income (loss) attributable to Endeavor Operating Company, which is the predecessor company prior to the IPO and related reorganization transactions, adjusted to exclude our share (excluding those related to certain non-controlling interests) of the adjustments used to calculate Adjusted EBITDA, other than income taxes, net interest expense and depreciation, on an after-tax basis, the release of tax valuation allowances and other tax items.

2.

Please expand your disclosure to clarify how you determined the “tax effects of adjustments” in calculating the adjusted net income in each reporting period presented. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, in future filings, we will revise footnote 10 (or the applicable footnote and, as applicable, the reporting period referenced therein) to the non-GAAP measures’ tables as follows:

Securities and Exchange Commission

November 29, 2022

For 2021, reflects the tax effect of the adjustments noted above using our effective tax rate after excluding the impact of “other tax items”, which are adjusted for separately and described below in Footnote 11. For 2020 and 2019, reflects the tax effect of the adjustments noted above by calculating the tax applicable to each adjustment and considering the impact of our ownership structure during the periods, where we primarily operated as an LLC, which was not subject to US federal income tax.

Liquidity and Capital Resources

Cash Flows Overview, page 50

3.	Net income, adjusted for non-cash items, appears to represent a non-GAAP measure. Please remove it or provide the disclosures required by Item 10(e) of Regulation S-K.

Response: In connection with the Staff’s comment, Net income, adjusted for non-cash items is not intended to be, nor is it used as, a non-GAAP measure in MD&A or internally by management as a measure of the Company’s performance. This line in the table in the Cash Flows Overview section represents the aggregation of net loss from continuing operations and all of the adjustments to reconcile net loss to net cash provided by operating activities of continuing operations directly from the Consolidated Statements of Cash Flows. The intent was to condense the operating section of the Statements of Cash Flows into more useful categories for investors to better understand the operating section and to better focus the discussion on the changes in working capital and cash items rather than on reconciling adjustments. These condensed categories were Net income, adjusted for non-cash items, Changes in working capital and Changes in non-current assets and liabilities; resulting in a total of net cash provided by operating activities.

In future filings, we will clarify this line item description to read “Net income (loss), adjusted to reconcile net income (loss) to net cash provided by operating activities.”

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Securities and Exchange Commission

November 29, 2022

If you have any questions or further comments about this response, please contact me by email at jlublin@endeavorco.com or by phone at (310) 285-9000.

Sincerely,

Endeavor Group Holdings, Inc.

By:	/s/ Jason Lublin
Name:	Jason Lublin
Title:	Chief Financial Officer